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VINCE NGUYEN
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November 2, 2021

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 343 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to the comments you provided to Claire Hinshaw and me of Dechert LLP during a telephonic discussion on November 1, 2021, with respect to your review of Post-Effective Amendment No. 343 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on June 4, 2021, with such revisions as discussed in the Registrant’s response letter dated October 28, 2021. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of registering shares of Goldman Sachs Future Real Estate and Infrastructure Equity ETF, a new series of the Registrant (the “Fund”). We have reproduced your additional comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

Comment 1. The Staff notes that the “Summary—Principal Investment Strategies” section states that “[t]he Investment Adviser employs a fundamental investment process that may integrate environmental, social and governance (“ESG”) factors.” Please disclose the ESG factors or criteria the Investment Adviser may consider in the principal strategies disclosure responsive to Item 4 of Form N-1A.

Mr. Christopher Bellacicco November 2, 2021 Page 2

Response 1. The Registrant respectfully declines to make any revision in response to this comment at this time. As noted in the prior response letter, examples of the ESG criteria that the Fund will consider are currently disclosed in the “Investment Management Approach—Principal Investment Strategies” section of the Prospectus. Consistent with Item 4 of Form N-1A, the “Summary—Principal Investment Strategies” section of the Prospectus summarizes how the Fund intends to achieve its investment objective by identifying the Fund’s principal investment strategies. This section includes a summary of the Investment Adviser’s fundamental investment process, which “may integrate environmental, social and governance factors (“ESG”) with traditional fundamental factors.” The Registrant believes that the Fund’s “layered” disclosure approach is consistent with Form N-1A and prior published SEC Staff guidance1 and is appropriate in light of the Fund’s principal investment strategies.

Comment 2. With respect to the use of the word “house” within the disclosure regarding the Key Themes in the “Summary—Principal Investment Strategies” and “Investment Management Approach—Principal Investment Strategies” section, please consider revising for clarity.

Response 2. The disclosure referenced above has been revised to replace the word “house” with “facilitate” in response to this comment.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen

Vince Nguyen

cc:	Caroline Kraus, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Stephanie Capistron, Dechert LLP

[1]	See Guidance Regarding Mutual Fund Enhanced Disclosure, SEC Staff IM Guidance Update (No. 2014-08) (June 2014), available at https://www.sec.gov/investment/im-guidance-2014-08.pdf.